File No. 82-34885

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

RECEIVED
2008 JUL -3 A 6:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA FEDERAL EXPRESS

08003594

July 1, 2008

Alea

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since March 31, 2008, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since March 31, 2008.

2. Circular dated April 7, 2008 relating to the 2008 Annual General Meeting of Shareholders, including Revised Notice of AGM and Revised Proxy Form, as mailed to all shareholders

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

Sincerely,

George P. Judd
Senior Vice President, Group General Counsel and Secretary

PROCESSED
JUL 08 2008
THOMSON REUTERS

Enclosures

dlw 7/7

G:\Legal\SEC Reporting and Related Matters\12g3-2(b)\2008 July 1 Update Filing\12g3-2(b) update letter - 1 July 2008 (clean) doc

Regulatory Announcement

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RECEIVED

2008 JUL -3 A 6:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Information Update
Released	07:00 02-Apr-08
Number	3517R

RNS Number:3517R
Alea Group Holdings(Bermuda) Ltd
02 April 2008

Alea Group Holdings (Bermuda) Ltd. (the "Company")

Annual Information Update

2 April 2008

In accordance with Section 5.2 of the Prospectus Rules, the Company submits its Annual Information Update which refers to information that has been published or made available to the public by the Company throughout the 12 months ended 2 April 2008.

The information referred to in this update was up to date at the time the information was published but may now be out of date. The information contained in this document appears by way of record, and the Company is under no obligation to update any information referred to herein. Information is referred to in this update rather than included in full.

The announcements listed below that were published on the London Stock Exchange ("LSE") have been made available via a Regulatory Information Service and copies can be obtained from the LSE website at www.londonstockexchange.com/RNS. Copies of the documents listed below that were filed at the United Kingdom Listing Authority ("UKLA") can be obtained from the UKLA, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Telephone No. 020 7066 1000.

Date of Filing	Place of Filing or Publication	Description/Headline
31 Mar 2008	LSE	Director Resignation
31 Mar 2008	LSE	Total Voting Rights
26 Mar 2008	UKLA	Annual Financial Report, Notice of AGM and Proxy Form
26 Mar 2008	LSE	Annual Financial Report, Notice of AGM and Proxy Form mailed to shareholders
14 Mar 2008	UKLA	Annual Financial Report
14 Mar 2008	LSE	Annual Financial Report - posted to website
10 Mar 2008	LSE	Revised Preliminary Results
10 Mar 2008	LSE	Revised Preliminary Results
07 Mar 2008	LSE	Preliminary Results Amendment
06 Mar 2008	LSE	Preliminary Results - Part 2

06 Mar 2008	LSE	Preliminary Results
30 Jan 2008	LSE	Holding(s) in Company
11 Jan 2008	LSE	Reinsurance Commutation
17 Dec 2007	LSE	Blocklisting Interim Review
01 Oct 2007	LSE	Reinsurance Commutation
06 Sept 2007	LSE	Interim Results
26 July 2007	LSE	Holding(s) in Company
23 July 2007	LSE	Offer Closed
20 July 2007	LSE	Holding(s) in Company
18 July 2007	UKLA	Shareholder Circular relating to conversion of listing
18 July 2007	LSE	Conversion of Listing
10 July 2007	LSE	Currency Conversion
06 July 2007	LSE	Directorate Change
05 July 2007	LSE	Offer Update
27 June 2007	LSE	Result of AGM
15 June 2007	LSE	Offer Update
15 June 2007	LSE	Blocklisting Interim Review
04 June 2007	LSE	Offer Document Posted
01 June 2007	LSE	Holding(s) in Company
01 June 2007	LSE	Result of SGM
22 May 2007	LSE	Further re Switch to an Offer
21 May 2007	LSE	Holding(s) in Company
21 May 2007	LSE	Offer Update
21 May 2007	LSE	Switch to an Offer
18 May 2007	LSE	Rule 8.1 - Alea Group Holdings
17 May 2007	LSE	Holding(s) in Company
17 May 2007	LSE	Holding(s) in Company
17 May 2007	LSE	Offer Update
16 May 2007	LSE	Holding(s) in Company
16 May 2007	LSE	Holding(s) in Company
15 May 2007	LSE	Offer for Alea Group Holdings
15 May 2007	LSE	Holding(s) in Company
15 May 2007	LSE	Offer Update
02 May 2007	LSE	Holding(s) in Company
30 April 2007	LSE	Annual Information Update
27 April 2007	LSE	Mailing of Annual Report, Notice of AGM and Proxy Card to shareholders
25 April 2007	LSE	Holding(s) in Company
24 April 2007	LSE	Holding(s) in Company
24 April 2007	LSE	Holding(s) in Company
24 April 2007	UKLA	Shareholder Circular, Notice of SGM and Form of Proxy and Election
24 April 2007	LSE	Shareholder Circular, Notice of SGM and Form of Proxy and Election
23 April 2007	UKLA	Annual Report, Notice of AGM and Proxy Card
19 April 2007	LSE	Holding(s) in Company
19 April 2007	LSE	Annual Report and Accounts
19 April 2007	UKLA	Annual Report and Accounts - PDF website version
17 April 2007	LSE	Holding(s) in Company
12 April 2007	LSE	Holding(s) in Company
10 April 2007	LSE	Holding(s) in Company
10 April 2007	LSE	Holding(s) in Company
04 April 2007	LSE	Final Results
04 April 2007	LSE	Offer for Alea Group Holdings

As a Company incorporated in Bermuda, the Company does not file returns with Companies House in the U.K.

The following documents have been dispatched by the Company to its shareholders during the 12 months ended 2 April 2008. Copies of these documents can be found at the UKLA at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Telephone No. 020 7066 1000, or on the Company's website at www.aleagroup.com:

- Annual Report for the financial year ended 31 December 2006, together with 2007 Notice of AGM dated 23 April 2007 and 2007 Proxy Form
- Shareholder Circular and Notice of SGM dated 24 April 2007 relating to the recommended cash acquisition of the Company by FIN Acquisition Limited, together with a Form of Proxy
- Recommended Cash Offer Document and Form of Acceptance, Authority and Election dated 2 June 2007 for recommended cash offer for the Company by Lazard & Co. on behalf of FIN Acquisition Limited
- Shareholder Circular dated 18 July 2007 relating to conversion of the Company's UKLA listing from a primary listing to a secondary listing
- Annual Financial Report for the financial year ended 31 December 2007, together with 2008 Notice of AGM dated 26 March 2008 and 2008 Proxy Form

The Company has filed a number of the above documents and announcements with the Securities and Exchange Commission ("SEC") in accordance with the Company's exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Between April 2, 2007 and April 2, 2008, the Company has also filed the following additional documents with the SEC. Copies of these documents can be viewed at the U.S. Securities and Exchange Commission, Division of Corporation Finance, Office of International Corporate Finance, 100 F Street, NE, Washington, DC 20549, Telephone No. (202) 551-6551.

Date of Filing	Place of Filing or Publication	Description
2 May 2007	SEC	Letter transmitting Rule 12g3-2(b) update
2 May 2007	SEC	Updated list of information required to be made public on an on-going basis
7 Aug 2007	SEC	Letter transmitting Rule 12g3-2(b) update
29 Nov 2007	SEC	Letter transmitting Rule 12g3-2(b) update
31 Mar 2008	SEC	Letter transmitting Rule 12g3-2(b) update
31 Mar 2008	SEC	Updated list of information required to be made public on an on-going basis

Further information is available at the Company's website at www.aleagroup.com, or by contacting the Company Secretary:

George P. Judd
Group Secretary
Telephone: +1 860 258 7550

#####

For further information please contact:

Financial Dynamics
Nick Henderson
Robert Bailhache
+44 20 7269 7114

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Revised Notice of AGM
Released	08:52 08-Apr-08
Number	8435R

RNS Number:8435R
Alea Group Holdings(Bermuda) Ltd
08 April 2008

Alea Group Holdings (Bermuda) Ltd.
8 April 2008

Alea Group Holdings (Bermuda) Ltd. - Revised Notice of AGM and Revised Proxy Form/Documents Available for Inspection.

The following documents were mailed to shareholders on 7 April 2008 and have been submitted to the UK Listing Authority, and are now available for inspection at the UK Listing Authority's Document Viewing Facility:

(1) Revised Circular and Notice of Annual General Meeting; and
(2) Revised Form of Proxy for Annual General Meeting.

The Document Viewing Facility is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. +44 (0)20 7066 1000

The Revised Circular and Notice of Annual General Meeting and the Revised Form of Proxy are also available at the Company's website, www.aleagroup.com/

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Financial Dynamics
Nick Henderson
Robert Bailhache
+44 20 7269 7114

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	ALEA GROUP HOLDINGS (BERMUDA) LD COM SHS USD0.01
TIDM	ALEA
Headline	Interim Management Statement
Released	07:00 19-May-08
Number	7203U07

RNS Number : 7203U
Alea Group Holdings(Bermuda) Ltd
19 May 2008

19 May 2008

Alea Group Holdings (Bermuda) Ltd
Interim Management Statement for the period from 1 January 2008 to today's date

HAMILTON, Bermuda - Alea Group Holdings (Bermuda) Ltd. ("Alea" or "the Group") issues this Interim Management Statement in accordance with the Financial Services Authority's Disclosure and Transparency Rules.

Performance during the period

Reported insurance and reinsurance claims to date are generally in line with our current reserving assumptions as Alea continues the orderly run-off of its balance sheet.

Operating expenses to date are in line with expectations. Alea continues to seek ways to scale its operating costs in line with its reducing liabilities and total assets.

Investment performance on the Group's invested assets has also been in line with expectations. As disclosed in the Group's Annual Financial Report for the year ended 31 December 2007, the Group continues to evaluate shifts in its asset mix and duration. Accordingly, under the oversight of the Group's investment committee and managers, the Group has initiated a shift to increase its asset weighting in high quality mortgage-backed securities.

There have been no significant changes in the financial position of the Group since the revised announcement on 10 March 2008 of the Group's preliminary results for the year ended 31 December 2007.

Significant events in the period

As previously disclosed, Alea London Limited commuted a large excess of loss reinsurance contract on 11 January 2008, effective 31 December 2007. In addition, the Group prepaid its outstanding bank loans on 14 January 2008. Other than the details provided in the relevant notes to the Group's Annual Financial Report for the year ended 31 December 2007, these events have had no further significant effect on the financial position of the Group.

During the period, the Group announced that Mr Kirk Lusk had tendered his resignation from his positions as Group Chief Financial Officer and Chief Operating Officer and as a director of Alea and of each of its subsidiaries of which he was a director, effective 31 March 2008. Mr Carl Speck was appointed Interim Group Chief Financial Officer, effective 31 March 2008.

Financial Calendar

The Group's Annual General Meeting is scheduled for 19 June 2008. The Group expects to announce its results for the six months ending 30 June 2008 on 27 August 2008 (provisional date).

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Sheel Sawhney
+1 860 258 6524

Financial Dynamics

Robert Bailhache
Nick Henderson
+44 20 7269 7114

####

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of

historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

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Regulatory Announcement

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Company	Alea Group Holdings
TIDM	ALEA
Headline	Blocklisting Six Monthly Return
Released	14:56 16-Jun-08
Number	8065W14

RNS Number : 8065W
Alea Group Holdings(Bermuda) Ltd
16 June 2008

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

To: The *FSA*

Date: 16 June 2008

Name of *applicant*:		ALEA GROUP HOLDINGS (BERMUDA) LTD.		
Name of scheme:		1. 2002 Stock Purchase & Option Plan 2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney 3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company 4. Shares that fall to be issued under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.		
Period of return:	From:	17 December 2007	To:	16 June 2008
Balance of unallotted		1. 6,573,568 2. 20,223		

securities under scheme(s) from previous return:	3. 464,340 4. 19,629
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	1. 0 2. 0 3. 0 4. 0
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):	1. 0 2. 0 3. 0 4. 0
Equals: Balance under scheme (s) not yet issued/allotted at end of period:	1. 6,573,568 2. 20,223 3. 464,340 4. 19,629

Name of contact:	George P. Judd
Telephone number of contact:	001-860-258-7550

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings
TIDM	ALEA
Headline	Result of AGM
Released	07:00 20-Jun-08
Number	1448X07

RNS Number : 1448X
Alea Group Holdings(Bermuda) Ltd
20 June 2008

20 June 2008

Alea Group Holdings (Bermuda) Ltd

Announcement of Results of Annual General Meeting

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd. ("Alea") announced today that all proposed resolutions were passed at the conclusion of its Annual General Meeting held on Thursday, 19 June 2008, in Bermuda.

The proxy results were as follows:

Proposition Number	For	Against	Withheld
1	125,830,312	0	0
2	125,830,312	0	0
3	125,830,312	0	0
4	125,830,312	0	0
5	125,830,312	0	0
6	125,830,312	0	0

No votes cast included votes at the Chairman's discretion.

Alea intends to publish its interim results on or about 27 August 2008*.

######

For further information, please contact:

Sheel Sawhney

+1 860 258 6524

Financial Dynamics
Nick Henderson
Robert Bailhache
+44 20 7269 7114

*Provisional date

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Regulatory Announcement

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Company	Alea Group Holdings
TIDM	ALEA
Headline	Restricted Stock Units
Released	07:00 25-Jun-08
Number	4356X07

RNS Number : 4356X
Alea Group Holdings(Bermuda) Ltd
25 June 2008

25 June 2008

Alea Group Holdings (Bermuda) Ltd. (the "Company")

Award of Restricted Stock Units to Executive Director and Persons Discharging Managerial Responsibilities.

Hamilton, Bermuda. On 19 June 2008, in order to enhance alignment of the interests of the Group's Executive Director and certain other Persons Discharging Managerial Responsibilities with the Company's shareholders, the Company awarded Restricted Stock Units as follows:

Restricted Stock Units				
Name of Persons Discharging Managerial Responsibilities:	Title:	No. of Ordinary Shares, par value $0.01 per share, to which the restricted stock unit award	No. of Ordinary Shares, par value $0.01 per share, over which options are held*	No. of Ordinary Shares, par value $0.01 per share, beneficially owne following the award (assuming full vesting of restricted stock unit award and

		applies:		assuming exercise of all outstanding options held):
Mark B. Cloutier	Executive Director and CEO	140,647	Nil	140,647
Carl E. Speck	Senior Vice President and Interim Group CFO	140,647	46,840	187,487
George P. Judd	Senior Vice President Group General Counsel and Secretary	140,647	286,340	426,987

* See 2007 Annual Financial Report for weighted average exercise price of outstanding options.

These Restricted Stock Units were awarded pursuant to Part C of the Alea Group Executive Option and Stock Plan. The Restricted Stock Units were priced in accordance with the terms of the Plan. The Restricted Stock Units will vest 33% on 31 December 2008 and 2009, respectively, and the remainder will vest on 31 December 2010 and are not subject to financial performance requirements.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Please contact George P. Judd, Group Secretary, Alea Group Holdings (Bermuda) Ltd. 441 296 9159 with any queries.

This information is provided by RNS
The company news service from the London Stock Exchange

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2008 Revised Notice of Annual General Meeting

Alea

Alea Group Holdings (Bermuda) Ltd.
(Incorporated and registered in Bermuda under registration number 31408)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

7 April 2008

Dear Shareholder,

2008 Annual General Meeting

This Revised Notice of Meeting sets out the business to be transacted at the Annual General Meeting to be held on Thursday, 19th June 2008 at 10 a.m. (Bermuda time) at the Gazebo Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda. Also enclosed with this letter is a revised proxy card for voting at the Annual General Meeting. This revised Notice of Meeting and enclosed revised proxy card are required due to the resignation of Mr Kirk Lusk, formerly an executive director, effective 31 March 2008.

Please disregard the Notice of Annual General Meeting dated 26 March 2008 and discard the original proxy card. Please supply your votes on the revised proxy card enclosed herewith. Votes received on the original proxy card will not be counted.

Resolutions 1 to 6 set out in the Notice of Meeting are ordinary business.

Resolutions 3, 4, 5 and 6 — Reappointment of Directors

Resolution 3 proposes the reappointment of Mark Cloutier as Director, who is retiring by rotation in accordance with the Company's Bye-laws. Mark Cloutier is an Executive Director and Group Chief Executive Officer.

Resolutions 4, 5 and 6 propose the reappointment of Robert Kauffman, Randal Nardone and Gregory Share as Directors, each of whom is retiring at the first Annual General Meeting following their appointment in accordance with the Company's Bye-laws. Robert Kauffman is the Non-Executive Chairman of the Board, and Randal Nardone and Gregory Share are Non-Executive Directors.

Biographical and other details of the directors to be re-elected are set out in the Annual Financial Report.

Voting

Shareholders of the Company who are entered on the register of shareholders at 6 p.m. (Bermuda time) on 13 June 2008 are entitled to attend the Annual General Meeting and vote on the resolutions.

Votes may be cast in person at the meeting or by return of the proxy form. If you submit a proxy you will still be entitled to attend the meeting and vote in person if you wish to. A proxy need not be a member.

The proxy card gives members the opportunity to register a vote "withheld". A vote "withheld" is an abstention. It is not a vote in law and will not be counted in the calculation of the proportion of votes "For" and "Against" a resolution.

Proxies may be returned by post or electronically through www.proxyvoting.com/alea as explained in the accompanying notes to this notice and the form of proxy should be received no later than 10 a.m. (Bermuda time) on 17 June 2008 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

Yours faithfully,

Robert Kauffman
Chairman

File No. 82-34885

ALEA GROUP HOLDINGS (BERMUDA) LTD

ANNUAL GENERAL MEETING – REVISED PROXY FORM

Alea

I/We, ____

of ____

being (a) member(s) of Alea Group Holdings (Bermuda) Ltd hereby appoint **the Chairman of the meeting** (see note 2)

or ____

of ____

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held on 19 June 2008 and at any adjournment thereof.

PLEASE COMPLETE IN BLOCK CAPITALS.

(Continued on the reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

Notes on completion of the revised form of proxy:

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.
2. A member who does not wish the Chairman of the meeting to be his proxy may appoint a proxy of his own choice by inserting the proxy's name and address on the revised proxy form in the space provided.
3. If the revised proxy form is returned without an indication as to how the proxy must vote on a particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.
4. Please note that the "Withheld" option is provided to enable you to abstain on any particular resolution. A vote "Withheld" is not a vote in law and will not be counted in the proportion of votes "For" and "Against" a resolution.
5. Appointments by a corporation must be under seal or the hand of its duly authorised officer, attorney or other person authorised to sign in writing.
6. In the case of joint holders, the signature of any one holder is sufficient but the vote of the person whose name appears first in the register of members shall be accepted to the exclusion of other joint holders.
7. To be effective, the form of instrument appointing a proxy must be:

7.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC, Attn: Proxy Processing, P.O. Box 3862, South Hackensack, NJ 07606-9562, United States of Amercia, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or

7.2 in the case of an appointment of a proxy on the Internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.

A revised proxy form will be invalid unless it is lodged as specified in this note 7.

8. The time of the meeting is 10 a.m. (Bermuda time) on 19 June 2008 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.
9. Any alterations made to this revised proxy form should be initialled.
10. VOTES RECEIVED ON THE ORIGINAL PROXY FORM THAT THIS REVISED PROXY FORM REPLACES WILL NOT BE COUNTED.

Before completing this form, please read carefully the notes on the reverse side.

Please Mark Here for Address Change or Comments **SEE REVERSE SIDE** ☐

The proxy is to vote in respect of the resolutions mentioned below as follows:
Please mark one box with an "X" for each resolution.

Resolution	FOR	AGAINST	WITHHELD
Resolution 1 receive the financial statements	☐	☐	☐
Resolution 2 reappointment and remuneration of auditors	☐	☐	☐
Resolution 3 reappoint Mark Cloutier as Director	☐	☐	☐
Resolution 4 reappoint Robert Kauffman as Director	☐	☐	☐
Resolution 5 reappoint Randal Nardone as Director	☐	☐	☐
Resolution 6 reappoint Gregory Share as Director	☐	☐	☐

The proxy may vote as he thinks fit or abstain from voting (i) in respect of the resolutions for which no indication has been given as to how the proxy must vote and (ii) on any other business or resolution (including amendments to resolutions) which may properly come before the meeting or any adjournment of it.

Signature(s)____________________ Date ________

NOTE: Please see notes 5, 6, 7 and 9 on reverse side. Please sign as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Appointment of a proxy on the Internet authorizes your proxy to vote your shares in the same manner as if you marked, signed and returned your revised proxy card.

INTERNET		MAIL
http://www.proxyvoting.com/alea Use the Internet to vote your proxy. Have your revised proxy card in hand when you access the web site.	**OR**	Mark, sign and date your revised proxy card and return it in the enclosed envelope.

If you appoint a proxy by Internet,
you do NOT need to mail back your revised proxy card.

END